                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ------------------------------


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 1)(1)

                           ORLEANS HOMEBUILDERS, INC.
                        (formerly named FPA Corporation)
                        --------------------------------
                                (Name of issuer)

                     Common Stock, par value $.10 per share
                     --------------------------------------
                         (Title of class of securities)

                                   686588-10-4
                                 (CUSIP number)

      Mark Migliaccio, Drinker Biddle & Reath LLP, PNB Building, Suite 1100
        1345 Chestnut Street, Philadelphia, PA 19107-3496 (215) 988-2700
        ----------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  July 22, 1998
                                  -------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|.

         Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                  Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                             (Page 1 of ____ Pages)

----------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------                          ---------------------------
CUSIP No. 686588-10-4                13D             Page 2 of ___ Pages
---------------------------                          ---------------------------

--------------------------------------------------------------------------------

1          NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Benjamin D. Goldman
--------------------------------------------------------------------------------

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)
                                                                             [ ]
                                                                             (b)
                                                                             [ ]
--------------------------------------------------------------------------------

3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           PF, 00
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
--------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER
           NUMBER OF
            SHARES                      1,189,308 shares

                                 -----------------------------------------------

         BENEFICIALLY            8      SHARED VOTING POWER
           OWNED BY

                                 -----------------------------------------------

             EACH                9      SOLE DISPOSITIVE POWER
           REPORTING
                                        1,189,308 shares
          PERSON WITH
                                 -----------------------------------------------

                                 10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,189,308 shares of the Common Stock
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]


--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           10.1%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer

         The class of equity securities to which this statement relates is Common Stock, $0.10 par value per share ("Common Stock"), of Orleans Homebuilders, Inc. (formerly known as FPA Corporation), a Delaware corporation (the "Company"), the executive offices of which are located at 3333 Street Road, Suite 101, Bensalem, Pa. 19020.

Item 2.  Identity and Background

         (a) The name of the person filing this statement is Benjamin D. Goldman ("Mr. Goldman").

         (b) Mr. Goldman's business address is 3333 Street Road, Suite 101, Bensalem, Pa. 19020.

         (c) Mr. Goldman has served as Vice Chairman of the Board of Directors of the Company since April 1998. Prior to that, he served as President of the Company.

         (d) Within the last five years, Mr. Goldman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Within the last five years, Mr. Goldman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Mr. Goldman is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         Except as otherwise indicated in Item 5 hereof, Mr. Goldman used personal funds to acquire all of the shares of Common Stock reported herein that were acquired since the initial date of this Schedule 13D (collectively, the "Additional Shares").

Item 4.  Purpose of Transaction.

         Except with respect to 600,000 shares of Common Stock held in three separate trusts of 200,000 shares each (the "Trust Shares") for the children of Mr. Jeffrey P. Orleans, Chairman of the Board of Directors and Chief Executive Officer of the Company ("Mr. Orleans"), Mr. Goldman acquired the Additional Shares for investment purposes. See Item 6 for a description of the agreement in respect of the Trust Shares.

Item 5.  Interest in Securities of the Issuer.

         Following the acquisitions and dispositions described herein, Mr. Goldman has sole or shared voting power as to an aggregate of approximately 1,189,308 shares (10.1%) of Common Stock of the Company.

         Of the total of 1,189,308 shares reflected for Mr. Goldman, (a) 188,858 shares (1.6%) are held directly, (b) 450 shares (0%) are held as custodian for a minor child, (c) 600,000 Trust Shares (5.1%) are held in three separate trusts as trustee for the benefit of Mr. Orleans' children, and (d) Mr. Goldman has an option to acquire up to 400,000 shares (3.4%) at $0.75 per share under the Company's 1992 Incentive Stock Option Plan, all of which are acquirable within 60 days.

         Mr. Goldman has sole voting and dispositive power with respect to the shares reflected in clauses (a), (b) (c) and (d) of the immediately proceeding paragraph. Mr. Goldman has no interest in dividends and proceeds of sales of shares described in clause (b) and (c) of the immediately preceding paragraph, and he disclaims beneficial ownership of such shares.

         The only changes in beneficial ownership by Mr. Goldman of equity securities of the Issuer reported by this Amendment No. 1 to Schedule 13D are as follows:

                    (i) the disposition on March 14, 1994 of 10,000 shares of Common Stock at a price of $1.00 pursuant to a private transaction;

                   (ii) the acquisition in 1996 of 225 shares of Common Stock from the estate of a deceased parent pursuant to the laws of descent and distribution;

                  (iii) the acquisition on December 30, 1996 of 600,000 shares of Common Stock at a price of $0.85 in a private transaction as trustee of three trusts for the benefit of Mr. Orleans' children;

                  (iv) the acquisition on May 14, 1998 of 33,333 shares of Common Stock a price of $1.25 in a private transaction; and

                  (v) the acquisition on July 22, 1998 of 26,300 shares of common stock at a price of $1.25 in a private transaction.

Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer.

                  Pursuant to a Trust Agreement, dated as of December 15, 1996 (the "Trust Agreement"), by and between Mr. Orleans and Mr. Goldman, Mr. Orleans established an irrevocable trust for the benefit of his three children (each, a "Beneficiary" and, collectively, the "Beneficiaries") with Mr. Goldman as the initial trustee (the "Trust"). On December 30, 1996, Mr. Orleans transferred to the Trust 600,000 shares of Common Stock. The Trust Agreement provides that the assets of the Trust are to be divided into three equal shares for each of Mr.

Orleans' children, and each share shall be a separate trust (each, an "Individual Trust").

                  The Trust Agreement provides that Mr. Goldman (or a successor trustee) may distribute any or all of each Individual Trust's assets to the Beneficiaries in his sole discretion (subject to certain mandatory provisions upon the death of a Beneficiary). The Trust Agreement also provides that Mr. Goldman shall have certain powers with respect to the Trust's assets (in addition to any vested in him by law), including, without limitation, the power to (i) sell, pledge, mortgage, lease without limit of time or exchange any assets held under the Trust, to himself or others, on such terms and conditions as he may decide, (ii) purchase, grant, sell or exchange options for the acquisition or transfer of any assets, including securities, for such periods of time and on such other terms and conditions as he may decide, and (iii) vote at any election or meeting of any corporation, partnership or other entity in person or by proxy and to appoint agents to do so, and to enter into or extend the time of any voting trust agreement.

                  Mr. Goldman shall remain the trustee of the Trust until the earlier of his death, resignation or inability to serve.

Item 7.  Material to be Filed as Exhibits.

                  1. Trust Agreement, dated as of December 15, 1996, by and between Mr. Orleans and Mr. Goldman.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE: August 4, 1998                /s/ Benjamin D. Goldman
                                    -----------------------
                                    Benjamin D. Goldman

                                    EXHIBIT 1

                    THE JEFFREY P. ORLEANS TRUST FOR CHILDREN

                  I, JEFFREY P. ORLEANS, do hereby establish the following trusts, and I do hereby name BENJAMIN GOLDMAN as Trustee (BENJAMIN, together with any additional or successor trustees shall be referred to as "Trustees").

                  NOW, THEREFORE, intending to be legally bound, I hereby transfer, assign and set over unto Trustees the sum of Ten Dollars ($10), to be held, administered and disposed of by Trustees in accordance with the terms hereinafter set forth:

         I.       ADDITIONAL PROPERTY

                  Trustees shall also accept any other property which may be transferred to them by me or others by Will or other instrument making appropriate reference to this Indenture, and Trustees may accept any such assets subject to such modifying terms as may be specified in such Will or other instrument.

         II.      DISTRIBUTIONS OF INCOME AND PRINCIPAL

                  Subject to Article I, Trustees shall hold all of the assets received by them at any time hereunder in trust to be divided into three equal shares, one of which shall be attributable to each of my children, ELIZABETH, ASHLEY and MICHAEL. Each such share shall be held in a separate trust hereunder, the net income and principal of which shall be disposed of as follows:

                  A. Trustees may distribute to and among a child and his or her issue, or any of them, from time to time, all or any portion of the net income of his or her trust as Trustees, in their absolute discretion, may deem advisable. Any of the net income not so distributed during any taxable year of the trust shall be accumulated and added to the principal thereof.

                  B. Trustees may also distribute to and among a child and his or her issue, or any of them, from time to time, such portions of the principal of his or her trust as Trustees, in their absolute discretion, may deem advisable for such beneficiary's health, maintenance, support and education or to assist him or her in the purchase of a home or the establishment of a business or profession. In addition, Trustees may make a distribution from each such trust to a beneficiary hereunder (without any limitation as to amount) if Trustees, in their absolute discretion, determine that such distribution is in the best interest of such beneficiary, and in making such determination Trustees may, but shall not be required to, take into consideration whether such distribution may result in a significant tax advantage.

                  C. Distribution of income and principal in accordance with the foregoing provisions of subparagraphs 1 and 2 hereof need not be made equally or proportionately among the beneficiaries, and the pattern followed on the occasion of any such distribution need not be followed on the occasion of any subsequent distribution.

                  D. Upon the death of a child, the balance of principal then remaining of such child's trust shall be distributed to and among his or her issue, or any of them in such amounts or proportions, on such terms and conditions and subject to such trusts or limitations as such child may appoint by his or her Will or by other written instrument delivered to Trustees during his or her lifetime, making specific reference to this power of appointment in such Will or other written instrument.

                  E. Upon the death of a child, to the extent that such child fails to exercise effectively the foregoing power of appointment, the balance of principal then remaining of his or her trust shall be distributed to his or her issue then living, per stirpes, or if there is no such issue, it shall be distributed to my issue then living, per stirpes, provided that each share thereof attributable to a child of mine who is then the beneficiary of a separate trust under this Indenture shall be added to such trust, to be held, administered and disposed of in accordance with the provisions thereof.

                  F. If at any time following my death there are trusts then subsisting for my children under any intervivos trust established by me and my wife or either of us, the terms of which are essentially identical to the terms of the trusts established hereunder for my children, I authorize Trustees to terminate each of the trusts established for my children hereunder and to distribute the entire balance of each such trust to the Trustees of the substantially identical trust then subsisting under such intervivos trust document to be administered and disposed of in accordance with the provisions of that Indenture.

         III.     SPENDTHRIFT PROVISION

                  Until actual distribution, no part of the income or principal shall be subject to anticipation or alienation by any beneficiary, and the same shall be free of the obligations of any beneficiary and may not be attached or taken because of any such obligations.

         IV.      DISABILITY PROVISION

                  If any beneficiary entitled to a distribution of income or principal hereunder is a minor or has been adjudicated an incompetent (hereinafter each such condition is referred to as "incapacity"), the title to such property shall vest in the beneficiary, but during such incapacity Trustees may retain and administer such property as follows:

                  A. Trustees may distribute or apply so much of the property and any income thereon as they, in their absolute discretion, may deem advisable for the health, maintenance, support and education of such beneficiary, without the intervention of a guardian or any other fiduciary. In the alternative, in the case of a minor, Trustees may distribute such assets to the guardians of the person of such minor, or they may distribute such assets to a custodian under the Uniform Transfers to Minors Act.

                  B. Upon termination of the incapacity, the balance of the property and any income remaining shall be distributed to such beneficiary, or if he or she dies during the incapacity, the said balance shall be distributed to his or her estate.

         V.       POWERS OF TRUSTEES

                  Trustees shall have the following powers in addition to those vested in them by law and granted to them elsewhere in this Indenture, which powers shall continue after termination of the trusts hereunder until actual distribution of the assets:

                  A. To retain all or any part of the assets held hereunder as long as they may deem advisable, and to make investments without being confined to "legal investments" under the laws of any jurisdiction, and without regard to diversification. I authorize Trustees to make different investments with respect to the separate trusts hereunder.

                  B. To sell, pledge, mortgage, lease without limit of time or exchange any assets held hereunder, to themselves or to others, on such terms and conditions as they may decide.

                  C. To purchase, grant, sell or exchange options for the acquisition or transfer of any assets, including securities, for such periods of time and on such other terms and conditions as they may decide.

                  D. With respect to any interest in a business, whether a corporation, partnership, sole proprietorship, or in any other form:

                  1. To continue or to engage in any such business and to make investments therein or loans thereto;

                  2. To delegate the power to manage and operate such business;

                  3. To change the organization thereof, by incorporation, partnership agreement or otherwise;

                  4. To take such action as may be appropriate in connection with any elections or consents to elections (or any revocation of an election) to be taxed in accordance with the provisions of Subchapter S of the Internal Revenue Code; and

                  5. To exercise all other powers with respect to such business which I could have exercised if I were the owner thereof.

                  The foregoing powers shall be exercisable by Trustees irrespective of any interest which they or any of them may have in such business and without liability or accountability for self-dealing.

                  E. To repair, alter or improve any real estate held hereunder.

                  F. To vote at any election or meeting of any corporation, partnership or other entity in person or by proxy and to appoint agents to do so, and to enter into or extend the time of any voting trust agreement.

                  G. To borrow money and to mortgage or pledge assets of the trusts as security therefor.

                  H. To hold or register assets in the names of their nominees, the nominee of their custodian or agent or in bearer form, without disclosing any fiduciary relationship.

                  I. To retain and pay a custodian, accountants, bookkeepers, agents, attorneys and investment counsel and to grant discretionary investment authority.

                  J. To compromise any claims, including claims for taxes, by or against the trusts.

                  K. To distribute the income and principal which is payable to any beneficiary under any provision hereof to the beneficiary directly, or to apply the same for such purposes as may be specified in such provision, or if no such purpose is specified, as they, in their absolute discretion, may deem advisable.

                  L. In determining whether to make discretionary distributions or applications of income or principal, to consider the income or assets available to a beneficiary from other sources.

                  M. To delegate between themselves or to others any powers granted by law or under the provisions hereof, including (without limitation) the power to sign checks and to have access to safe deposit boxes, the power to give instructions regarding the purchase, sale or management of investments to any stockbroker, custodian or other agent and the power to execute instruments required in the purchase, sale or other transfer of any assets held hereunder; provided, however, that this provision shall not entitle a Trustee to participate in a decision if such Trustee is expressly excluded from participation under any other provision of this Indenture.

                  N. To make distributions in kind, whether pro rata or otherwise, and without regard to the income tax basis of the property so distributed.

                  O. To hold, manage, invest and account for separate trusts either as separate funds or in one or more consolidated funds in which each trust shall own an undivided interest.

                  P. To divide any trust hereunder into one or more separate trusts without the necessity of court approval, as my fiduciaries, in their absolute discretion, may determine (provided that any such division shall be made in such manner that the property so divided shall share ratably in any appreciation or depreciation in the property subject to such division). With respect to any trusts so divided, Trustees may: (1) make different decisions regarding discretionary distributions from such separate trusts and exercise differently any other discretionary powers granted to them with respect to such separate trusts; (2) determine the amount of any mandatory distributions from such separate trusts as if there had been no such division but make such distribution from either or both of such trusts as Trustees, in their absolute discretion, may determine; (3) make different tax elections with respect to such separate trusts, including, but not limited to, any of the tax elections specifically referred to elsewhere hereunder; (4) invest differently the assets of such separate trusts; and (5) take any and all other actions consistent with such trusts being separate entities.

                  Q. At such times as there are more than two Trustees serving hereunder, in the event of disagreement among Trustees or failure to act on the part of any Trustee, the act of a majority of Trustees entitled to act in any specific instance shall control and shall be binding when evidenced in writing signed by such majority, without the joinder of or liability on the part of the dissenting or non-acting Trustee or Trustees.

         VI.      DISCLAIMER PROVISION

                  Notwithstanding the foregoing provisions hereof, each Trustee serving hereunder and each beneficiary shall have the right, by instrument in writing, to disclaim, release or renounce, at any time and from time to time, any power or beneficial interest granted to him or her by law or under the provisions hereof, provided, however, that in the case of a Trustee, no such disclaimer, release or renunciation shall be binding upon his or her successor or successors, unless the said successors shall similarly disclaim, release or renounce such power or powers.

         VII.     SITUS OF TRUSTS

                  This Indenture has been executed in the Commonwealth of Pennsylvania which is hereby designated as the situs of the trusts herein provided, and all questions pertaining to the validity and construction of this Indenture or the administration of the trusts hereunder shall be determined in accordance with the laws of Pennsylvania, regardless of the jurisdiction in which the trusts may at any time actually be administered.

         VIII.    TAX PROVISIONS

                  If the assets of any trust hereunder may be exempt in part from the generation-skipping tax, I authorize Trustees to divide any such assets into two separate trusts so that one such trust will be exempt from such tax and the other such trust will not be exempt from such tax, provided that if such a division is made, each such trust shall share ratably in any appreciation or depreciation in the value of the assets subject to any such division. In the event that such a division is made, in making any discretionary distribution, Trustees who are authorized to participate in decisions relating to discretionary distributions may take into account the tax consequences of any such distribution and may make the distribution either from the trust which is exempt from the generation-skipping tax or the trust which is not exempt from such tax, or from both such trusts, as such Trustees, in their absolute discretion, may deem advisable.

         IX.      DEFINITIONS

                  A. The use of the masculine shall be deemed to include the feminine or neuter and the use of the singular to include the plural, and vice versa.

                  B. The term "children," "issue" or any other term denoting relationship shall include: (1) any child who was adopted by me, and (2) any other adopted persons, irrespective of when they were adopted, but only if, in the case of this clause (2), either (i) such other adopted person was adopted prior to attaining the age of twenty-one years or (ii) if adopted after that age, there was a parent-child relationship existing between such person prior to his or her attaining the said age and the individual adopting him or her.

                  C. The term "minor shall be deemed to refer to an individual who has not attained the age of twenty-one years.

                  D. The term "fiduciaries" shall be deemed to refer, where appropriate, to Trustees or Guardians.

         X.       TRUSTEES

                  A. I hereby appoint BENJAMIN GOLDMAN as Trustee hereunder.

                  B. Upon the death, resignation or inability of BENJAMIN GOLDMAN to serve as Trustee, he shall be succeeded by KENNETH SCHATZ.

                  C. Upon the death, resignation or inability of a Trustee to serve, any vacancy not filled in accordance with the provisions of paragraph B shall be filled by such individual as he or she may designate in writing or if he or she fails so to designate a successor the vacancy shall be filled by such individual as my remaining Trustee or Trustees may designate in writing,

                  D. In designating a successor Trustee, I specifically permit different designations with respect to each trust hereunder.

                  E. The individual Trustee or Trustees at any time serving hereunder shall have the power to appoint one or more individuals and a trust company (or any combination thereof) as additional Trustees; and they may fix the compensation for any such additional Trustee. The individual Trustees (other than my issue) shall also have the power to remove any such corporate co-Trustee. This power of appointment and removal shall not be exhausted by one exercise thereof, but may be exercised from time to time.

                  F. I shall not be eligible to serve as a Trustee hereunder.

         XI.      GUARDIANS

                  A. I hereby appoint those individuals serving as Trustees hereunder from time to time as Guardians of the estates of the beneficiaries hereunder during their respective minorities.

                  B. During the minority of a beneficiary, the Guardians shall have, in addition to the powers vested in them by law, the powers granted to Trustees hereunder and the power, in their absolute discretion, to distribute to a beneficiary or apply for his or her benefit any of the property held by them as Guardians.

         XII.     OTHER FIDUCIARY PROVISIONS

                  A. Each successor or additional fiduciary shall have the same rights, powers, duties, discretions and immunities as are herein conferred upon the original fiduciaries named by me, provided that none of my issue who may at any time be serving as a Trustee hereunder shall participate in: (1) any decision relating to discretionary distributions or applications under any of the provisions of this Indenture; or (2) any other decision from which he or she is expressly excluded under any of the provisions of this indenture.

                  B. I direct that no fiduciary serving hereunder shall be required to give bond or enter security in order to qualify or to continue as such, any rule or law to the contrary notwithstanding.

                  C. I relieve fiduciaries from any and all liability which results from their decisions, acts or failures to act arrived at in good faith, and they shall be absolved of any liability if they obtain approval for any past or future action from a majority of the beneficiaries affected thereby who are then sui juris.

         XIII.    IRREVOCABILITY

                  This Indenture shall be irrevocable, and I reserve no right or power to revoke, alter or amend any of the provisions of this Indenture in any respect whatsoever.

                  IN WITNESS WHEREOF, I have hereunto set my hand and seal as of the 15th day of December, 1996.

SIGNED, SEALED and DELIVERED
in the presence of:


/s/ Stephen Reilly                            /s/ Jeffrey P. Orleans     (SEAL)
-------------------------                     ---------------------------
                                              Jeffrey P. Orleans, Settlor


                  Trustee hereby accepts the trusts hereby created and agrees to carry out the provisions on his part to be performed.


WITNESS:

         Illegible                            Benjamin D. Goldman        (SEAL)
-------------------------                     ---------------------------
                                              Benjamin Goldman, Trustee